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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-C


                Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed Pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-176
                              or 15d-17 thereunder


                                TOM BROWN, INC.
                 (Exact name of issuer as specified in charter)


                           500 Empire Plaza Building
                              Midland, Texas 79701
                    (Address of principal executive offices)
         Issuer's telephone number, including area code (915) 682-9715


                     CHANGE IN NUMBER OF SHARES OUTSTANDING

            Indicate any change (increase or decrease) of 5% or more
                      in the number of shares outstanding:

1.      Title of security: Common Stock, $.10 par value
2.      Number of shares outstanding before the change:  15,575,902
3.      Number of shares outstanding after the change:  20,175,902
4.      Effective date of change: November 7, 1995 and November 10, 1995
5.      Method of change: Distribution through public offering.


Dated November 15, 1995


                                           TOM BROWN, INC.


                                           By: /s/ R. Kim Harris
                                               -------------------------------
                                                   R. Kim Harris, Controller
                                                   (Principal Financial Officer)